UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the

Quarter Ended September 30, 2010

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2010	Three months ended September 30, 2009	Six months ended September 30, 2010	Six months ended September 30, 2009
	$	$	$	$
Revenue
Mobile	87,105	84,137	158,575	154,877
Software	412,488	286,523	828,328	562,419
Total revenue	499,593	370,660	986,903	717,296

Operating expenses
Cost of revenue	57,910	46,294	116,249	91,884
Selling, general and administrative	267,635	278,598	631,337	548,204
Research and development	132,630	112,640	258,150	228,754
Total operating expenses	458,175	437,532	1,005,736	868,842

Income (loss) from operations	41,418	(66,872)	(18,833)	(151,546)
Other income (expense):
Gain on sale of property and equipment	-	-	-	43
Other income	-	-	-	171,400
Interest income (expense), net	19,623	7,722	33,357	11,982
Total other income (expense)	19,623	7,722	33,357	183,425
Net income (loss) before income taxes	61,041	(59,150)	14,524	31,879
Income tax benefit	91,156	24,798	108,290	56,535
Net income (loss)	152,197	(34,352)	122,814	88,414

Basic and fully diluted income (loss) per share	0.001	(0.000)	0.001	0.001
Weighted average number of shares outstanding	125,460,867	115,460,867	120,459,608	110,816,058

The accompanying notes are an integral part of these condensed consolidated financial statements

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2010	Six months ended September 30, 2009
	$	$
OPERATING ACTIVITIES
Net income (loss)	122,814	88,414
Items not involving cash:
Depreciation of property and equipment	19,757	24,214
Stock-based compensation	118,590	35,928
Gain on sale of assets	-	(43)
Allowance for bad debt	-	-
Write off of accounts payable	-	-
Changes in operating working capital
Increase in accounts receivable	1,534	(3,539)
Decrease (increase) in investment tax credits receivable	138,818	(113,582)
Decrease in prepaid expenses	18,153	7,556
Increase in accounts payable	9,773	38,697
Increase (decrease) in accrued liabilities	15,950	2,383
Increase (decrease) in deferred revenue	(96,001)	(14,051)
Decrease in deferred rent	(9,690)	(4,262)
Cash flows provided by operating activities	339,698	61,715

INVESTING ACTIVITIES
Purchase of property and equipment	(3,472)	(3,124)
Proceeds from sale of property and equipment	-	43
Cash flows used in investing activities	(3,472)	(3,081)

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	42,259	196,135

Increase in cash	378,485	254,769
Cash, beginning of period	1,160,881	640,214
Cash, end of period	1,539,366	894,983

The accompanying notes are an integral part of these condensed consolidated financial statements.

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30, 2010	March 31, 2010
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,539,366	1,160,881
Accounts receivable, net	222,910	224,444
Investment tax credits receivable	97,417	236,235
Prepaid expenses	26,915	45,068
	1,886,608	1,166,628

Equity investments	95,147	95,147
Property and equipment, net	49,559	65,844
	2,031,314	1,827,619
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	36,631	26,858
Accrued liabilities	63,507	47,557
Deferred revenue	219,338	315,339
	319,476	389,754
Deferred rent	1,627	11,317

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2010 and March 31, 2010.
Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2010 and March 31, 2010.
Common shares, no par value, voting,	-	-
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at September 30, 2010 and 115,460,867 as at March 31, 2010.	19,162,796	19,162,796
Additional paid-in capital	2,845,352	2,726,762
Accumulated deficit	(20,930,327)	(20,930,327)
Accumulated other comprehensive income	632,390	467,317
	1,710,211	1,426,548
	2,031,314	1,827,619

The accompanying notes are an integral part of these condensed consolidated financial statements.

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2010 has been derived from our audited consolidated financial statements for the year ended March 31, 2010. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2010 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc. (“Seregon”).

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that dramatically reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors.

The equity interest in Seregon by ZIM is less than 10% and ZIM of the issued and outstanding shares in the capital of Seregon and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month and six month periods ended September 30, 2010 and 2009.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2010 was $499,593, an increase from $370,660 for the same period last year.  The increase in revenue resulted from an increase in database software sales, improvement from our Mobile segment and the decreased strength of the US dollar as compared to the same quarter in fiscal 2010.

Net income for the quarter was $152,197, as compared to a net loss of $34,352 for the quarter ended September 30, 2009. The quarter ended September 30, 2010 also produced a positive income from operations of $41,418. On a year-to-date basis net income was $122,814 as compared to a net income of $88,414 for the same period in fiscal 2010. The income is a reflection of increased sales, continued cost constraint and a weakening US dollar.

ZIM had cash and cash equivalents of $1,525,132 at September 30, 2010 as compared to cash and cash equivalents of $1,160,881 at March 31, 2010.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008 ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2010.

In fiscal 2010 and 2011, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2010.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2009

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2010 and 2009. The information for the three months and six months ended September 30, 2010, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2010, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended September 30, 2010	As a %	Three months ended September 30, 2009	As a %
	$		$
Mobile content	25,654	5	35,108	9
Bulk SMS	57,980	12	29,666	8
Other SMS services and products	3,471	1	19,363	5
	87,105	18	84,137	22

Software	127,094	25	43,392	12
Maintenance and consulting	285,394	56	243,131	67
	412,488	82	286,523	78

Total Revenue	499,593	100	370,660	100

	Six months ended September 30, 2010	As a %	Six months ended September 30, 2009	As a %
	$		$
Mobile content	52,968	5	74,182	10
Bulk SMS	96,255	10	58,371	8
Other SMS services and products	9,352	1	22,324	3
	158,575	16	154,877	21

Software	194,325	20	51,986	7
Maintenance and consulting	634,003	64	510,433	72
	828,328	84	562,419	79

Total Revenue	986,903	100	717,296	100

Total revenues for the three months ended September 30, 2010 were $499,593 as compared to $370,660 for the three months ended September 30, 2009. Total revenues for the six months ended September 30, 2010 were $986,903 as compared to $717,296 for the six months ended September 30, 2009. These quarter over quarter and year to date increases of $128,933 (34.8%) and $269,607(37.6%) respectively in revenues are mainly attributable to software sales and the continued increase in Bulk SMS sales.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $35,108 and $74,182 for the three and six months ended September 30, 2009 this revenue stream has decreased to $25,654 and $52,968 for the three and six months ended September 30, 2010 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended September 30, 2010 we experienced higher volumes from existing customers using our routes and this resulted in increased revenue from $29,666 in the quarter ended September 30, 2009 to $57,980. On a year-to-date basis revenues have increased from $58,371 for the first half of fiscal 2010 to $96,255 for the first half of fiscal 2011. In general, bulk messaging customers choose the aggregator that is offering the lowest cost or best performing routes. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any growth in our bulk messaging revenue during the remainder of fiscal 2011.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products decreased from $19,363 for the quarter ended September 30, 2009, to $3,471 for the quarter ended September 30, 2010. On a year to date basis revenues have decreased from $22,324 for the first half of fiscal 2010 to $9,352 for the first half of fiscal 2011. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. We continue to support our SMS other services and customers.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $286,523 to $412,488 for the quarters ended September 30, 2009 and 2010, respectively. On a year to date basis revenues have also increased from $562,419 for the first half of fiscal 2010 to $828,328 for the first half of fiscal 2011. The increase in revenue comes from a continued increase in the sales of new software on a year-to-date basis. The revenue from the renewal of software maintenance contracts remained stable.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended September 30, 2010	Three months ended September 30, 2009	Period to period change
	$	$	$

Cost of revenue	57,910	46,294	11,616
Selling, general and administrative	267,635	278,598	(10,963)
Research and development	132,630	112,640	19,990
	458,175	437,532	20,643

	Six months ended September 30, 2010	Six months ended September 30, 2009	Period to period change
	$	$	$

Cost of revenue	116,249	91,884	24,365
Selling, general and administrative	631,337	548,204	83,133
Research and development	258,150	228,754	29,396
	1,005,736	868,842	136,894

COST OF REVENUE

	Three months ended September 30, 2010	Three months ended September 30, 2009
	$	$
Mobile
Revenue	87,105	84,137
Cost of revenue	(15,169)	(21,956)
Gross margin	71,936	62,181

Gross margin percentage	83%	74%

Software
Revenue	412,488	286,523
Cost of revenue	(42,741)	(24,338)
Gross margin	369,747	262,185

Gross margin percentage	90%	92%

	Six months ended September 30, 2010	Six months ended September 30, 2009
	$	$
Mobile
Revenue	158,575	154,877
Cost of revenue	(34,691)	(44,516)
Gross margin	123,884	110,361

Gross margin percentage	78%	71%

Software
Revenue	828,328	562,419
Cost of revenue	(81,558)	(47,368)
Gross margin	746,770	515,051

Gross margin percentage	90%	92%

Gross margins in our software remains stable . At the same time, the margins in the mobile line of business continue to improve, from 71% last year to 78% this year, due to a continued decrease in the cost of content acquisition.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2009 and September 30, 2008 were $278,598 and $373,419, respectively. On a year to date basis expenses have decreased from $774,521 for the first half of fiscal 2009 to $548,204 for the first half of fiscal 2010. The decrease in selling, general and administrative fees relates to our continued focus on controlling costs. Cost reductions are mainly in the areas of compensation expense and audit fees due to our change to filing SEC reports as a foreign private issuer in the second quarter of 2008.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2010, and September 30, 2009 the Company recognized compensation expense for employees and consultants of $18,590 and $2,977 respectively. On a year-to-date basis stock-based compensation has increased from $4,928 for the first half of fiscal 2010 to $18,590 for the first half of fiscal 2011. The Company does not have any non-vested awards.

On June 24, 2009, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and compensation expense of $31,000 was recognized.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2010 and 2009 were $132,630 and $112,640, respectively. On a year to date basis research and development expenses have increased from $228,754 for the first half of fiscal 2010 to $258,150 for the first half of fiscal 2011. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net income of $152,197 and a net loss of $34,352 during the three months ended September 30, 2010 and the three months ended September 30, 2009, respectively. On a year-to-date basis our net income has increased from a net income of $88,414 for the first half of fiscal 2010 to net income of $122,814 for the first half of fiscal 2011. The increased profitability reflects the increase in sales of our software and the Company’s continued curtailing of selling and general administrative expenses.

At September 30, 2010, ZIM had cash and cash equivalents of $1,539,366 and working capital of $1,567,132, as compared to cash and cash equivalents of $1,160,881 and working capital of $1,276,874 at March 31, 2010. This increase in cash position principally reflects higher revenues and non-cash expenses.

Cash flows for the fiscal periods were as follows:
	Six months ended September 30, 2010	Six months ended September 30, 2009
	$	$
Cash flows provided by operating activities	339,698	61,715
Cash flows used in investing activities	(3,472)	(3,081)
Cash flows provided by financing activities		-

At September 30, 2010, the Company had access to a line of credit for $485,531 from its Chief Executive Officer and a working capital line from its principal banker for $48,553, in addition to a cash and cash equivalent balance of $1,539,366.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On Ottawa, Oct 26th, 2010 we announced our acquisition of the technology assets of Torch Technologies. Torch products are well known within Zim`s customer community for their Database Migration tools and have a product portfolio that allows enterprise clients to rapidly and cost effectively migrate and manage multiple database platforms.

Torch’s portfolio of database migration and management products will strengthen and complement Zim`s enterprise database products. The combined product portfolio will result in a robust solution to rapidly and cost effectively migrate existing databases to other industry databases including Oracle™ and SQL™ while retaining valuable Zim applications and providing a simplified database management suite. The new product portfolio will strengthen Zim’s solution offering for existing and new clients. Deal terms of the acquisition were not disclosed.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,539,366 are comprised of $383,106 in cash and $1,156,260 in cash equivalents. The cash equivalents of $1,156,260 at September 30, 2010 ($985,221 at March 31, 2010) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 0.70% - $6,508 ($6,702 CDN) – No Maturity
Investpro Securities - $9,711 ($10,000 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,140,041 - No Maturity. Of these deposits only R$120,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2010	March 31, 2010

Canadian dollars	245,675	270,302
US dollars	34,750	22,724
Brazilian reals	2,097,433	1,522,507
British pounds	10,027	5,980
Euros	11,566	5,643

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2010	March 31, 2010

Canadian dollars	30,889	37,566
US dollars	61,736	102,627
Brazilian reals	204,400	133,052
British pounds	912	834
Euros	6,936	6,521

 Accounts payable include the following amounts payable in their source currency:

	September 30, 2010	March 31, 2010

Canadian dollars	19,120	9,079
US dollars	8,491	2,772
Brazilian reals	16,263	26,964

Accrued liabilities include the following accruals in their source currency:

	September 30, 2010	March 31, 2010

Canadian dollars	30,797	29,202
US dollars	8,173	6,622
Brazilian reals	43,201	21,694

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:
	September 30, 2010	March 31, 2010

Canada	13%	16%
North America, excluding Canada	28%	46%
South America	54%	33%
Great Britain	1%	1%
Europe, excluding Great Britain	4%	4%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

ITEM 4 – 2010 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 23, 2010, beginning at 4:30 p.m. At the meeting a vote was taken with regards to the following proposals:

1.	To re-elect four directors to the Board of Directors for a three-year period; and

2.	To ratify the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm.

Shareholders of record at the close of business on August 12, 2010, were entitled to vote at the meeting. This notice and the Company’s management proxy circular was mailed to shareholders on or about August 23, 2010.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Election of the following director nominees to serve for the following three years until their successors are elected:

	FOR	WITHHELD

Dr. Michael Cowpland	69,893,441	1,740
Mr. James Stechyson	69,893,331	1,850
Mr. Steven Houck	69,893,431	1,750
Mr. Donald Gibbs	69,893,431	1,740

PROPOSAL 2: Ratification of the appointment of Raymond Chabot Grant Thornton LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2011:

FOR	WITHHELD

82,715,820	1,640

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
November 15, 2010	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 15, 2010	/s/ John Chapman John Chapman, Chief Financial Officer